EXHIBIT 99.1

Profound Medical Announces Third Quarter 2023 Financial Results

TORONTO, Nov. 02, 2023 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today reported financial results for the third quarter ended September 30, 2023. Unless specified otherwise, all amounts in this press release are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards 34, Interim Financial Reporting.

“As we have continued to prioritize our TULSA-PRO® commercial activities in the United States over sales of capital equipment in international markets the resulting strong recurring revenue trend, which correlates directly with the number of patients treated with TULSA, continued with a 40% increase compared to Q3-2022, marking the sixth consecutive quarter of recurring revenue growth,” said Arun Menawat, Profound’s CEO and Chairman. “Receiving the U.S. Food and Drug Administration’s 510 (k) clearance of our TULSA AI Thermal Boost module was another key highlight of the quarter. This software module, which enables surgeons to temporarily increase the ablation target temperature to increase the likelihood of ablating aggressive cancer cells, has already been used by several TULSA-PRO® sites, and the feedback has been very positive.”

Summary Third Quarter 2023 Results

For the quarter ended September 30, 2023, the Company recorded revenue of approximately $1.7 million, with the full amount coming from recurring revenue, which consists of the sale of TULSA-PRO® consumables, lease of medical devices, procedures and services associated with extended warranties. This compares to revenue of approximately $2.0 million in the same three-month period a year ago, which included $1.2 million in recurring revenue and $800,000 from the one-time sale of capital equipment in international markets.

Total operating expenses, which consist of research and development (“R&D”), general and administrative (“G&A”), and selling and distribution (“S&D”) expenses, were approximately $7.6 million in the third quarter of 2023, a 18% decrease from approximately $9.3 million in the third quarter of 2022.

Expenditures for R&D for the three months ended September 30, 2023 were approximately $3.4 million, a decrease of 28% compared with approximately $4.7 million in the three months ended September 30, 2022, primarily due to: lower headcount and reimbursement of workforce costs associated with a research project; a decrease in share based compensation due to fewer awards granted for employees; decreases in materials costs due the conclusion of engineering expenses; lower other expenses because of lower office supplies purchased; lower travel expenses as less time was required on site for maintenance and repairs; and a decrease in amortization expense due to intangible assets associated with the Sonalleve® brand and technology being fully amortized. Partially offsetting these amounts was an increase in clinical trial costs associated with the CAPTAIN trial treatments and recruitment efforts; an increase in consulting fees due to regulatory consultants being utilized to assist with regulatory approvals in various countries.

G&A expenses for the 2023 third quarter decreased by 15% to approximately $2.0 million, compared with approximately $2.4 million in the same period in 2022, due primarily to lower share based compensation, software and other expenses due to fewer awards granted for employees, decreased license costs for the enterprise resource planning and customer relationship management software, and lower office supplies purchased. These were partially offset by an increase in consulting fees due to additional legal costs.

Third quarter 2023 S&D expenses were approximately $2.2 million, down less than 1% from the third quarter of 2022.

Net finance income for the three months ended September 30, 2023 was approximately $1.0 million, compared with approximately $3.3 million in the three months ended September 30, 2022.

Third quarter 2023 net loss was approximately $5.6 million, or $0.26 per common share, compared to approximately $5.0 million, or $0.24 per common share, in the three months ended September 30, 2022.

Liquidity and Outstanding Share Capital

As at September 30, 2023, Profound had cash of approximately $33.6 million.

As at November 2, 2023, Profound had 21,365,733 common shares issued and outstanding.

For complete financial results, please see Profound’s filings at www.sedarplus.ca, www.sec.gov and on the Company’s website at www.profoundmedical.com under “Financial” in the Investors section.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today at 4:30 pm ET during which time the results will be discussed.

To participate in the conference call by telephone, please pre-register via this link to receive the dial-in number and your unique PIN.

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp.
Interim Condensed Consolidated Balance Sheets
(Unaudited)

	September 30, 2023 $	December 31, 2022 $

Assets

Current assets
Cash	33,625	46,517
Trade and other receivables	6,619	6,344
Inventory	7,425	7,941
Prepaid expenses and deposits	648	1,222
Total current assets	48,317	62,024

Property and equipment	940	899
Intangible assets	530	680
Right-of-use assets	657	818

Total assets	50,444	64,421

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,016	2,091
Deferred revenue	673	471
Long-term debt	1,905	523
Derivative financial instrument	-	563
Lease liabilities	250	239
Income taxes payable	343	298
Total current liabilities	5,187	4,185

Long-term debt	5,341	6,651
Deferred revenue	727	764
Lease liabilities	629	817

Total liabilities	11,884	12,417

Shareholders’ Equity

Share capital	212,608	205,825
Contributed surplus	18,386	18,704
Accumulated other comprehensive income	16,588	16,837
Deficit	(209,022)	(189,362)

Total Shareholders’ Equity	38,560	52,004

Total Liabilities and Shareholders’ Equity	50,444	64,421

Profound Medical Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited)

	Three months ended September 30, 2023 $	Three months ended September 30, 2022 $	Nine months ended September 30, 2023 $	Nine months ended September 30, 2022 $

Revenue
Recurring - non-capital	1,728	1,235	4,797	3,420
Capital equipment	-	800	393	2,004
	1,728	2,035	5,190	5,424
Cost of sales	668	945	1,867	2,962
Gross profit	1,060	1,090	3,323	2,462

Operating expenses
Research and development	3,415	4,733	10,410	11,601
General and administrative	2,024	2,393	6,210	7,371
Selling and distribution	2,181	2,198	6,537	6,794
Total operating expenses	7,620	9,324	23,157	25,766

Operating loss	6,560	8,234	19,834	23,304

Net finance income	(1,014)	(3,271)	(275)	(4,243)

Loss before taxes	5,546	4,963	19,559	19,061

Income taxes	18	34	101	81

Net loss attributed to shareholders for the period	5,564	4,997	19,660	19,142

Other comprehensive (income) loss
Item that may be reclassified to loss
Foreign currency translation adjustment- net of tax	(3,915)	11,103	249	14,992
Net loss and comprehensive loss/(income) for the period	1,649	(6,106)	19,909	4,150

Loss per share
Basic and diluted loss per common share	0.26	0.24	0.93	0.92

Profound Medical Corp.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine months ended September 30, 2023 $	Nine months ended September 30, 2022 $

Operating activities
Net loss for the period	(19,660)	(19,142)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	532	520
Amortization of intangible assets	152	654
Depreciation of right-of-use assets	163	174
Share-based compensation	2,510	3,673
Interest and accretion expense	582	46
Deferred revenue	163	13
Change in fair value of derivative financial instrument	232	(145)
Interest income on trade and other receivables	(119)	(251)
Changes in non-cash working capital balances
Trade and other receivables	(155)	(1,235)
Prepaid expenses and deposits	574	654
Inventory	(54)	(1,294)
Accounts payable and accrued liabilities	165	(501)
Income taxes payable	45	-
Foreign exchange on cash	(410)	(2,348)
Net cash flow used in operating activities	(15,280)	(19,182)

Financing activities
Payment of long-term debt interest	(489)	-
Proceeds from share options exercised	241	263
Proceeds from warrants exercised	2,423	-
Payment of lease liabilities	(220)	(240)
Total cash from financing activities	1,955	23

Net change in cash during the period	(13,325)	(19,159)
Foreign exchange on cash	433	(1,785)
Cash – Beginning of period	46,517	67,152
Cash – End of period	33,625	46,208